EXHIBIT D-5


                                STATE OF ILLINOIS

                          ILLINOIS COMMERCE COMMISSION

INTERSTATE POWER COMPANY                :
                                        :
APPLICATION FOR APPROVAL OF             :         00-0130
AFFILIATED INTEREST CONTRACT            :
(CUSTOMER ACCOUNTS RECEIVABLE           :
PURCHASE AND SALE AGREEMENTS)           :


                                      ORDER
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I. PROCEDURAL HISTORY

     On February 4, 2000, Interstate Power Company ("IPC" or "Applicant"), filed a verified application ("Application") with the Illinois Commerce Commission ("Commission") pursuant to Section 7-101(3) of the Illinois Public Utilities Act ("Act") (220 ILCS 5/7-101(3) seeking approval of a certain agreement which precipitates IPC's participation in a receivables sales program.

     Pursuant to notice as required by law and the rules and regulations of the Commission, this matter came on for hearing before a duly authorized Hearing Examiner of the Commission at its offices in Chicago, Illinois, on February 24, 2000. Applicant appeared by counsel, and Mary H. Everson of the Commission's Accounting Department and Michael G. McNally of the Financial Analysis Division appeared on behalf of the Commission Staff ("Staff"). Steven F. Price, Manager of Treasury Operations for Alliant Energy Corporation ("Alliant Energy") testified in support of the application. At the conclusion of the hearing on February 24, 2000, the record was marked "Heard and Taken."

I.   DESCRIPTION OF THE APPLICANT

     On November 10, 1995, WPL Holdings, Inc. ("Holdings"), a holding company incorporated under the laws of the State of Wisconsin; IES Industries Inc., ("Industries") a holding company incorporated under the laws of the State of Iowa; and IPC, entered into an Agreement and Plan of Merger. The Commission approved the merger on May 9, 1997. After the effective date of the merger (April 21, 1998), the name of Holdings was changed to Interstate Energy Corporation ("IEC"). Subsequent thereto, IEC changed its name to Alliant Energy Corporation.

     The wholly-owned subsidiaries of Alliant Energy are IPC, IES Utilities, Inc. ("IES"), a wholly-owned subsidiary of Industries operating as an electric and gas public utility in Iowa; and Wisconsin Power & Light Company ("WPL"), a wholly-owned subsidiary of Holdings operating as an electric and gas public utility in Wisconsin. Alliant Energy is a registered public utility holding


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company under the Public Utility Holding Company Act of 1935. Alliant Energy
Corporate Services, Inc. ("Services") is the Alliant Energy subsidiary responsible for the provision of various administrative functions to the Alliant Energy subsidiaries. Alliant Industries, Inc., is the Alliant Energy subsidiary responsible for Alliant Energy's nonregulated business activities.

II.  CUSTOMER ACCOUNTS RECEIVABLE PURCHASE AND SALE AGREEMENT

     A.   Introduction

     Under the terms of the Merger, Alliant Energy is able to consolidate certain corporate and administrative functions of WPL, IES and IPC, thereby eliminating duplicative positions, reducing other non-labor corporate and administrative expenses and limiting or avoiding duplicative expenditures for administrative and information systems. Other potentially significant cost savings include reduced corporate and administrative programs, reduced electric production costs, non-fuel purchasing economies, lower gas supply costs, and other avoided or reduced operation and maintenance costs, such as the deferral of costs associated with adding new generating capacity. The Illinois public utility functions and operations of IPC continue to be owned and operated by IPC subject to the Commission's jurisdiction.

     WPL and IES currently have in place separate programs under which each company sells its customer accounts receivable to Ciesco, L.P. ("Ciesco"), an accounts receivable investment conduit managed by Citicorp N. A.., Inc. (the "Agent"). The purpose of these programs is to enable the two utilities to accelerate their receipt of cash from collection of customer accounts receivables, thereby reducing their dependence upon more costly sources of working capital. Under the existing WPL receivables program, WPL may sell up to $150 million billed and unbilled receivables. Under the existing programs, WPL and IES serve as collection agents for Ciesco. These programs expire on March 31, 2000.

     WPL and IES and Ciesco propose to enter into a new receivables sale program to replace the expiring programs. In addition, IPC will be added to the new program. Ciesco's purchases under the new program will initially be limited to $250 million of qualifying receivables outstanding at any one time.

     B.   Current and New Receivables Sales Program

     WPL and IES currently have in place separate programs under which each company sells its customer accounts receivable to Ciesco, L.P. ("Ciesco"), an accounts receivable investment conduit managed by Citicorp North America, Inc. (the "Agent"). The purpose of these programs is to enable the two utilities to accelerate their receipt of cash from collection of customer accounts receivables, thereby reducing their dependence upon more costly sources of working capital.


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     Under the new program, WPL, IES and IPC (individually an "Operating
Company" and collectively the "Operating Companies") will each organize a wholly-owned, special purpose entity ("SPE"), to which it will sell all of its billed and unbilled accounts receivable representing obligations of purchasers of electricity, natural gas and water and reimbursement obligations of joint owners of utility facilities arising under joint plant operating agreements pursuant to which an Operating Company pays operating and/or capital expenses on behalf of all joint owners (collectively, the "Receivables"), subject to certain program limitations described below. Each of the SPEs will be organized under Delaware law as a single-member limited liability company. It will have nominal capital and will conduct no business operations or own any assets other than the Receivables purchased from its parent Operating Company. The SPEs in turn will resell such Receivables to a newly-formed, special-purpose entity to be jointly owned by the SPEs (herein referred to as "NewCo"). NewCo will also be formed as a Delaware limited liability company. It too will serve merely as a conduit for ultimate sale of the purchased Receivables to Ciesco, and will have no assets or operations other than as contemplated by the agreements described below.

     The forms of the limited liability company articles of organization and member operating agreements of the SPEs and NewCo were attached to IPC's Application as Exhibit Nos. 1 and 2.

     Mr. Price noted the purpose in forming the SPEs is to isolate the Receivables from the Operating Company which has originated them such that, pursuant to Financial Accounting Standards Board Statement No. 125 ("FASB 125"), the sale of the Receivables to the SPEs qualifies for treatment as a true sale of assets by the Operating Companies rather than as a loan secured by the Receivables. This will allow the Receivables to be removed as assets from the books of the Operating Companies. Through NewCo, the Operating Companies will be able to consolidate their Receivables into a much larger pool of Receivables and eliminate duplicate structuring and administrative costs that would be associated with creating and maintaining separate programs with Ciesco.

     C.   Implementation

     The new receivables program will be implemented through a series of related agreements, as follows: First, each Operating Company (as Seller) will enter into a Receivables Sale Agreement (the "SPE Agreement") with its wholly-owned SPE (as Purchaser), pursuant to which the Operating Company will sell all of its eligible Receivables to the SPE. Services will be designated the initial Collection Agent under this agreement, but will subcontract with the Operating Companies to perform the duties of the Collection Agent, and, in such capacity, each of the Operating Companies will continue to bill its customers and service their accounts. Second, each SPE (as Seller) will enter into Receivables


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Purchase and Sale Agreement (the "NewCo Agreement") with NewCo (as Purchaser), pursuant to which the SPE will sell and NewCo will purchase all of the Receivables that the SPE has acquired from its parent Operating Company. Third, NewCo (as Seller) and Ciesco (as Investor) will enter into a Receivables Purchase and Sale Agreement (the 'Ciesco Agreement"), pursuant to which NewCo will sell and Ciesco will purchase an undivided percentage ownership interest in the pool of Receivables originated by the Operating Companies. Under the terms of a separate Receivables Purchase and Sale Agreement (the "Citibank Agreement"), Citibank N.A. ("Citibank") would be obligated to purchase the Receivables from NewCo in the event that Ciesco, for any reason, does not purchase the Receivables. Finally, Alliant Energy will execute and deliver a credit support agreement (the "Affiant Energy Agreement") in favor of Ciesco, the Agent and Citibank pursuant to which Alliant Energy will provide limited credit support. Copies of the SPE Agreement, the NewCo Agreement, the Ciesco Agreement, the Citibank Agreement and the Alliant Energy Agreement were attached to IPC's Application as Exhibit Nos. 3, 4, 5, 6, and 7, respectively.

     Under Section 2.01 of the SPE Agreement, the SPE will purchase the Receivables at a discount that takes into account Ciesco's cost of funds and program fees and administrative and servicing costs, all of which are passed through to the SPE by NewCo, and the historical default experience on accounts receivable originated by the Operating Company. The SPE will pay the purchase price in cash, unless it has insufficient cash on hand to pay the full purchase price, in which case a portion of the purchase price will be paid by the issuance of additional membership interests in the SPE to its parent Operating Company. In subsequent months, if the SPE has excess funds on hand from collections of Receivables purchased in previous months, it will distribute such excess to its parent Operating Company as a return of capital.

     IPC will receive fees from this arrangement. As indicated, the originating Operating Company (as subcontractor to Services) will perform the duties of the initial Collection Agent having sole responsibility for servicing the Receivables, for which it will be entitled to receive an agent's fee.

     NewCo will serve as the conduit through which the Receivables originated by each of the Operating Companies and purchased by the separate SPEs will be aggregated to create a single pool of Receivables. The terms and conditions of the purchase of Receivables by NewCo from the separate SPEs will be the same as the terms and conditions under which the SPEs purchase those Receivables from the Operating Companies under the SPE Agreements, except that NewCo will pay each of the SPEs in cash and/or additional membership interests an amount equal to the purchase price paid by the SPEs to the Operating Companies for the Receivables sold.

     Mr. Price testified that under Section 2.01 of the Ciesco Agreement, NewCo (as Seller) will sell and Ciesco (as Investor) may, in its discretion, purchase an undivided percentage ownership interest (a "Share") in the pool of Receivables held by NewCo from time to time. A Share is derived from a set of calculations and includes a "Concentration Limit."

     Mr. Price testified that in the event Ciesco is unable to issue commercial paper for any reason, Citibank would be obligated to purchase the Receivables pursuant to the terms of the Citibank Agreement. Citibank will also charge a


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liquidity fee of between 0.15% and 0.275% (depending on the corporate credit rating of Alliant Energy) times the amount of Citibank's commitment to purchase interests in the Receivables.

     The new accounts receivable purchase and sale program will be structured so as to satisfy the requirements of FASB 125. The amount of Receivables originated by WPL, IES and IPC will vary from time to time in accordance with electric, gas and water consumption by their customers. As a result of this and other factors, the funds available to NewCo to make a purchase may not match the cost of Receivables available. The proposed program (like the existing programs it replaces) includes a mechanism to accommodate this mismatch.

     The all-in credit spread to the Operating Companies will be substantially lower. Although the actual funding cost will vary depending on, inter alia, Ciesco's own funding costs, it is expected that the all-in credit spread to the Operating Companies will be substantially lower than the weighted average cost of permanent capital that the Operating Companies would otherwise have to maintain in order to finance their operations.

     IPC's customers will not perceive any change in current billing and collection procedures. As indicated, each Operating Company (as a subcontractor to Services) will perform the duties of the initial Collection Agent with respect to the Receivables originated by it. Consequently, the Operating Companies will continue to perform all of the billing and servicing functions that they now perform, and their customers will not experience any change in current billing and collection procedures. The operations that Services performs will not change and its compensation under the program agreements will be passed on to the Operating Companies.

     Mr. Price testified that under the Alliant Energy Agreement, Ciesco and Citibank would have limited recourse against Alliant Energy. Such recourse claims include liability for Ciesco's funding costs, the Collection Agent fee, and limited recourse for defaulted Receivables.

     The term of the new Receivables Sales Program is three years. Mr. Price testified as to the benefits to IPC of this new program. The purpose of this program is to enable IPC and the other Alliant Energy utilities to accelerate their receipt of cash from collection of customer accounts receivables, thereby reducing their dependence upon more costly sources of working capital. Through NewCo, the Operating Companies will be able to consolidate their Receivables into a much larger pool of Receivables and eliminate duplicate structuring and administrative costs that would be associated with creating and maintaining separate programs with Ciesco. Although the actual funding cost will vary depending on, inter alia, Ciesco's own funding costs, it is expected that the all-in credit spread to the Operating Companies will be substantially lower than the weighted average cost of permanent capital that the Operating Companies would otherwise have to maintain in order to finance their operations.


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III. COMMISSION CONCLUSIONS

     Article VIl of the Public Utilities Act governs lntercorporate Relations.
Section 7-101(3) specifies that "... no contract or arrangement for the purchase, sale, lease or exchange of any property ... hereafter made with any affiliated interest, ..., shall be effective unless it has first been filed with and consented to by the Commission...." 220 ILCS 5/7-101(3). No issue or dispute between Applicant and the Staff exists as to the proposed Customer Accounts Receivable Purchase and Sale Agreement. Staff did not object to approval of the application.

     The evidence established that the combination of Holdings, Industries and IPC will enable Interstate Energy companies to serve their customers more economically and efficiently in what is becoming an increasingly competitive electric utility industry. Applicants have established that the Customer Accounts Receivable Purchase and Sale Agreement will achieve savings by allowing IPC to reduce its dependence on more costly sources of working capital.

     Accordingly, the Commission's consent to the proposed Customer Accounts Receivable Purchase and Sale Agreements should be granted, with the customary reservation, pursuant to Section 7-101 (3), that such consent does not constitute approval of payments thereunder for the purpose of computing expense of operation in any rate proceeding.

IV.  FINDINGS AND ORDERING PARAGRAPHS

The Commission, having considered the entire record, is of the opinion and finds that:

     (1)  Interstate Power Company is a Delaware corporation providing electric

     (2) and natural gas services in Illinois and, as such, is a public utility within the meaning of the Public Utilities Act;

     (3)  the Commission has jurisdiction over Interstate Power Company;

     (4) the recitals of fact and law and conclusions reached therein in the prefatory

     (5) portion of this Order are supported by the evidence of record and are hereby adopted as findings of fact and law;

     (6) Applicant's proposed SPE Agreement (Exhibit 3) as filed by Applicant with the Commission, is hereby approved, as filed, under Sections 7-101(3) of the Act;

     (7) with regard to future amendments of the SPE Agreement (Exhibit 3), Applicant is encouraged to submit informational filings to Staff and continue to work on a collaborative basis when developing such


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          amendments to that agreement, in order to incorporate to the greatest extent possible Staff's suggestions into proposed Applicant's amendments, and shall submit any new agreements or amendments to the Commission for approval as required by law;

     (8) the approval and consent granted herein to SPE Agreement (Exhibit 3) shall not be deemed to constitute approval of payments thereunder for purpose of computing expense of operation in any rate proceeding;

     (9) the consent, authority and approval of the Commission should be granted Applicants to do any and all other things not contrary to law or to the rules and regulations of the Commission that are incidental, necessary or appropriate to the performance of any and all acts specifically authorized by the Commission in this Order.

     IT IS THEREFORE ORDERED that the application for approval of affiliated interest contract (Customer Accounts Receivable Purchase and Sale Agreement) filed by Interstate Power Company be, and the same is hereby, approved, except that such consent does not constitute approval of payments thereunder for the purpose of computing expense of operation in any rate proceeding.

     IT IS FURTHER ORDERED that in order for Applicants' affiliated interests and Applicants' parent and its affiliated subsidiaries to operate under those agreements as to which the Commission has not waived the filing and necessity for approval pursuant to 83 Ill. Adm. Code 105.40; Applicants and their affiliated interests and Applicants' parent and affiliated subsidiaries are hereby authorized to conduct business under those agreements after the effective date of this Order.

     IT IS FURTHER ORDERED that consent, authority and approval of the Commission is granted to Applicants to do any and all other things not contrary to law or to the rules and regulations of the Commission that are incidental, necessary or appropriate to the performance of any and all acts specifically authorized by the Commission in this Order.

     IT IS FURTHER ORDERED that subject to the provisions of Section 10-113 of the Public Utilities Act and 83 Ill. Adm. Code 200.800, this Order is final; it is not subject to the Administrative Review Law.

     By Order of the Commission this 1st day of March, 2000.


                                             Chairman


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